November 2, 2011

Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:     Bristow Group Inc.

           Form 10-K for the fiscal year ended March 31, 2011

           Filed May 20, 2011

           File No. 001-31617

Dear Ms. Cvrkel:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 24, 2011 regarding the Form 10-K for the fiscal year ended March 31, 2011 filed May 20, 2011 by Bristow Group Inc. (the “Company”). For convenience, we have included the Staff’s original comments verbatim and added our responses below.

Form 10-K for the Year Ended March 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year 2011 Compared to Fiscal Year 2010, page 33

1.	We note your disclosure that excluding the impact of the special items listed below, operating income, operating margin and EBITDA would have been $193.0 million, 15.7% and $278.7 million, respectively, in fiscal year 2011 and $181.5 million, 15.5% and $259.6 million, respectively, in fiscal year 2010. You also disclose net income and diluted earnings per common share excluding the impact of the special items. In light of the fact that you disclose the reasons for the changes in these non-GAAP amounts between periods prior to any discussion of the most comparable GAAP measures, we believe that you have placed greater prominence on these non-GAAP measures than their comparable GAAP measures. Please revise future filings to ensure that the most directly comparable financial measure or measures calculated and presented in accordance with GAAP are given equal or greater prominence in your MD&A discussion. Also, please revise the reconciliation of these non-GAAP measures to separately present the nature and amount of special item adjustments that are included in each non-GAAP measures to separately present the nature and amount of special item adjustments that are included in each non-GAAP financial measure. See guidance in Item 10(e) of Regulation S-K.

Bristow Group Inc.

2000 West Sam Houston Parkway South, Suite 1700, Houston, Texas77042, United States

t (713) 267 7600 f (713) 267 7620 www.bristowgroup.com

Response: We will revise our disclosures in future filings to ensure that GAAP measures are given equal or greater prominence than the related non-GAAP measures in our MD&A discussion. Additionally, we will add disclosure related to the nature and amount of the individual special item adjustments within the reconciliation of non-GAAP measures in future filings.

Audited Financial Statements for the Year Ended March 31, 2011

Statements of Income, page 58

2.	We note that you present earnings from unconsolidated affiliates, net of losses, as a component of operating income on the face of the statements of income. Please explain to us why you believe it is appropriate to include this amount as part of operating income. See guidance in Rule 5-03(b)(12) of Regulation S-X.

Response: Regulation S-X, Rule 5-03(b)(12) states the following:

State, parenthetically or in a note, the amount of dividends received from such persons. If justified by the circumstances, this item may be presented in a different position and a different manner.

This rule effectively establishes a presumption that equity in the earnings of an affiliate will be presented as part of non-operating income or loss while also permitting an issuer to present such earnings as part of operating income if the circumstances warrant.

The idea that this presumption can be overcome is evidenced by a speech made at the 2002 AICPA Annual SEC Conference an excerpt of which follows:

The SEC staff made a number of observations about the appropriate classification of revenues and expenses in the income statement. The staff referred to the requirements of Regulation S-X, Rule 5-03 and noted that material misclassifications can result in restatement of financial statements.

Equity in earnings of investees – Amortization of excess purchase price of investees and recognition of other-than-temporary impairment in investees should be included. If the investee is integral to the registrant’s operations, investee earnings may be presented in operating income. However, investee earnings should not be included in revenue.

We believe that our equity method investees are integral to our operations and, therefore, the equity in the earnings of such affiliates can be presented as part of operating income. The basis for our assertion that the investees are integral to our operations is as follows:

Consistent Business Models – Our business and that of our investees both involve providing helicopter services to the worldwide energy industry. That is, we have not made investments in these affiliates in an effort to gain entry into a new business unrelated to providing helicopter services to the worldwide energy industry.

Geographic Reach & Ownership Limitations – We have made these investments in an effort to expand the geographic reach of our business while complying with local regulations in markets where our affiliates operate that require minimum levels of local ownership of aircraft companies. In the absence of these ownership restrictions, we would likely have undertaken an effort to acquire a controlling stake in the investees or otherwise entered the markets without any local partnership arrangements.

Operational Integration – We lease helicopters to all investees except FBS Limited, which owns all of its aircraft. We provide or contract for maintenance services for the leased aircraft in most instances and we also support our investees’ business development and contract negotiations with customers.

Review of Performance by Chief Operating Decision Maker (“CODM”) – The financial and operating performance reviews and related materials reviewed by our CODM include the results of these unconsolidated entities within operating income. That is, the CODM views the investees to be integral to our business.

Balance Sheets, page 59

3.	Please revise your balance sheet in future filings to include disclosure of captions for equity attributable to parent or Bristow Group, and total stockholders’ investment. Also, please revise the statements of stockholders’ investment in future filings to include reconciliations of both total stockholders’ investment as well as stockholders’ investment attributable to parent. See guidance in ASC 810-10-50-1A(c).

Response: We will revise our balance sheets and statements of stockholders’ investment in future filings to include the disclosure and reconciliations requested.

Note 9. Taxes, page 86

4.	We note from the reconciliation of the U.S. Federal statutory rate to the effective income tax rate that for the year ended March 31, 2011, a 12.6% adjustment for the release of deferred tax on entity restructuring. Please clearly explain to us the nature of this adjustment and tell us how the amount was calculated or determined. As part of your response, please provide details of the “restructuring” that took place during fiscal 2011 and explain to us why it appears that the reinvestment outside the U.S. of foreign earnings occurred in prior years and was not unique to 2011.

Response: We completed a restructuring effective November 1, 2010. The restructuring included the creation of a global partnership (“Bristow Worldwide UK LP”) and the contribution to the partnership by Bristow (UK) LLP (“BUKLLP”) of most of its assets and by Bristow Aviation Holdings Limited (“BAHL”) of its beneficial interest in its assets and subsidiaries, in each case in exchange for a partnership interest. BUKLLP retained ownership of 4 aircraft leased to Bristow Norway.

As a second step, U.S. tax elections were filed under Internal Revenue Code (“IRC”) Regulations 301.7701-3 to treat the foreign eligible entities as disregarded entities separate from their owners. As a result, all intercompany lease rental income is integrated with the third party operating revenues and expenses and the rents qualify as income from an active trade or business as described in IRC section 954(c)(2). Additionally, distributions from the former subsidiaries are now intercompany branch distributions rather than dividend income (“foreign personal holding company income”) described under the provisions of IRC section 954(a)(1).

Prior to the November 1, 2010 restructuring, BUKLLP and its “disregarded” subsidiaries were our primary international asset-owning companies. As such, BUKLLP recorded a significant amount of intercompany lease rental income for aircraft leased to its non-U.S. affiliates. A portion of the lease income qualified for the “same country exception” as described in IRC Section 954(c)(3)(A)(ii) and was excluded from immediate taxation in the U.S. These earnings were reported as “indefinitely reinvested” under the provisions of APB 23 and, accordingly, no deferred taxes were provided. However, a portion of BUKLLP’s income was excluded under the temporary provisions of IRC 954(c)(6). As IRC 954(c)(6) was scheduled to expire, deferred tax liabilities were recorded in several prior years based on estimates of the tax cost of a future reversal for years in which IRC 954(c)(6) might not apply. We had provided deferred tax liability of $19.9 million through the fiscal year ended March 31, 2010 for this component. The net adjustment recorded in fiscal year 2011 resulting in the 12.6% rate adjustment presented in the reconciliation was $17.7 million and is composed of the following:

Release of BUKLLP deferred tax liability	$19,870,753
BUKLLP deferred tax liability related to Norway	(3,150,097	)(i)
Release of Bristow Norway deferred tax liability	977,179	(ii)

Net deferred tax liability release recorded in fiscal year 2011	$17,697,835

(i)	While BUKLLP contributed most of its assets to the new partnership, it retained ownership of 4 aircraft leased to its affiliate, Bristow Norway. The income from these leased aircraft is not currently taxed under the provisions of IRC Section 954(c)(6). However, this provision is scheduled to expire for us on March 31, 2012. Although we are currently reporting a deficit in earnings and profits as a result of current depreciation expense, the deficit in earnings and profits will reverse after the aircraft are fully depreciated for tax purposes. This reversal will occur after the scheduled expiration of IRC 954(c)(6). We have estimated our deferred tax liability related to these 4 aircraft as $3,150,097 and retained this portion of the deferred tax liability.
(ii)	An additional $977,179 deferred tax liability had been recorded through March 31, 2010 in anticipation of a future dividend from Bristow Norway to its parent company, BAHL. Prior to the restructuring, this future dividend would not have qualified for the “same country exception” under the provisions of IRC section 954(c)(3)(A)(i). As a result of the restructuring, this deferred tax liability was reversed.

Form 10-Q for the Quarter Ended June 30, 2011

Management’s Discussion and Analysis

Results of Operations, page 37

5.	We note that you use the non-GAAP financial measure “Adjusted EBITDA” in your results of operations section and you reconcile the non-GAAP measure to “Income before provision for income taxes.” Please revise future filings to reconcile “Adjusted EBITDA” to its most comparable GAAP measure which is net income. See Question 103.02 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Your disclosure in any Forms 8-K should be similarly revised. Also, in light of the fact that you include the disclosures required by Item 10(e) of Regulation S-K for “Adjusted EBITDA,” rather than “EBITDA,” we believe that your disclosures in the results of operations section of MD&A should be revised to refer to Adjusted EBITDA rather than EBITDA. Please revise future filings accordingly.

Response: We will revise future filings, including disclosure on any Forms 8-K, to reconcile “Adjusted EBITDA” to net income rather than income before provision for income taxes. Additionally, we will revise disclosures in the results of operations section of MD&A to refer to Adjusted EBITDA rather than EBITDA in future filings.

Form 8-K furnished August 5, 2011

6.	We note from your Form 8-K that in August 2011 you granted certain restricted cash awards to outside directors. Please tell us, and disclose in future filings, how you accounted for these awards at the time of the grant.

Response: As disclosed in our Form 8-K filed on August 5, 2011, at each annual meeting of our stockholders, each non-employee director is granted a number of restricted stock units with a value of $100,000 at the closing price on the date of the annual meeting that vest six months after the date of grant.

ASC 718-10 Compensation – Stock Compensation applies to all share-based payment transactions in which an entity acquires employee services by issuing (or offering to issue) its shares, share options, or other equity instruments or by incurring liabilities to an employee that meet either of the following conditions:

a. The amounts are based, at least in part, on the price of the entity’s shares or other equity instruments. (The phrase at least in part is used because an award of share-based compensation may be indexed to both the price of an entity’s shares and something else that is neither the price of the entity’s shares nor a market, performance, or service condition.)

b. The awards require or may require settlement by issuing the entity’s equity shares or other equity instruments.

Since our board members are performing a service in exchange for restricted stock, we have applied the provisions of ASC 718-10 and have treated these awards similar to awards to employees. As is the case for our employees, awards to non-employee directors are accounted for at the grant date fair value with compensation expense being recognized as services are received. The awards to board members vest over six months and therefore the compensation expense is recognized over the six month service period.

Prior to August 3, 2011, all awards to non-employee directors were accounted for applying equity treatment. However, as disclosed in our Form 8-K filed on August 5, 2011, we amended our policy on August 3, 2011 to allow the directors to elect to receive up to 50 percent of their annual restricted stock unit award in cash.

ASC 718-10 indicates that the accounting for an award of share-based payment shall reflect the substantive terms of the award and any related arrangement. Generally, the written terms provide the best evidence of the substantive terms of an award. However, an entity’s past practice may indicate that the substantive terms of an award differ from its written terms. For example, an entity that grants a tandem award under which an employee receives either a stock option or a cash-settled stock appreciation right is obligated to pay cash on demand if the choice is the employee’s, and the entity thus incurs a liability to the employee. In contrast, if the choice is the entity’s, it can avoid transferring its assets by choosing to settle in stock, and the award qualifies as an equity instrument. However, if an entity that nominally has the choice of settling awards by issuing stock predominately settles in cash or if the entity usually settles in cash whenever an employee asks for cash settlement, the entity is settling a substantive liability rather than repurchasing an equity instrument. In determining whether an entity that has the choice of settling an award by issuing equity shares has a substantive liability, the entity also shall consider whether:

a. It has the ability to deliver the shares.

b. It is required to pay cash if a contingent event occurs (see paragraphs 718-10-25-11 through 25-12).

As this election will be made prior to the actual award, the cash portion of the award will be accounted for separate from the stock portion. The cash award will be treated as a liability award per the guidance above, with compensation expense being recognized for the eventual cash payout at the end of the six month terms over the six month service periods, similar to the equity portion of the award.

We will add disclosure to future filings to clarify our accounting for restricted stock or cash awards to non-employee directors.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to answering any questions you may have on our responses and providing you with any additional information that you may require. Please feel free to contact me by phone at (713) 267-7627 or by fax at (713) 267-7620.

Sincerely,

Bristow Group Inc.

/s/ Jonathan E. Baliff

Jonathan E. Baliff

Senior Vice President, Chief Financial Officer

cc:	Brian J. Allman, Vice President, Chief Accounting Officer
Randall A. Stafford, Senior Vice President, General Counsel
John D. Geddes, Baker Botts L.L.P.
Stephen Dabney, KPMG LLP
Ty Moore, KPMG LLP
Claire Erlanger, Securities and Exchange Commission
Jean Yu, Securities and Exchange Commission